82-2911

VECTOR Corporate Finance Lawyers

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02028262

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

E-mail: lsalt@vectorlaw.com

Our File No. 1513

VIA SEDAR

March 11, 2002

Attention: Manager, Information and Records

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

SUPPL

MAR 25

Dear Sirs:

re: Cadre Resources Ltd. (the "Company")
News Release – Debt Settlement

In accordance with Section 85 of the Securities Act (British Columbia), enclosed, for your files, is a copy of a news release, dated March 11, 2002.

We advise that in order to meet the dissemination requirements of the Canadian Venture Exchange, on behalf of the Company, a copy of the said news release has been forwarded to the following commercial news disseminators:

Vancouver Stockwatch Magazine

Market News

Yours very truly,

VECTOR Corporate Finance Lawyers

Per:

Lindsay Salt
Legal Assistant

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

ls
Encl.

cc: Cadre Resources Ltd. (Attn: R. Page Chilcott)
Alberta Securities Commission, w/encl. – via SEDAR
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager, w/encl.)
Securities & Exchange Commission (Attn: Division of Corporate Finance - Exemption No. 82-2911, w/encl.)

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p:\clients\1-sedar\cadre\news-rel\bcsc-lt1.doc

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CADRE RESOURCES LTD
P.O. Box 48836 Bentall Centre
595 Burrard St., Vancouver, B.C. V7X 1A8
Phone: (604) 830-2665

Canadian Venture Exchange – CSL

12g-2(b):82-2911
BB: CDRUF

March 11, 2002

NEWS RELEASE

R. Page Chilcott, the President of Cadre Resources Ltd. (the "Company") announces that, further to the Company's news release, dated March 4, 2002, the Company has agreed to settle in full certain additional indebtedness in the amount of $15,410.10 of a trade creditor by the conversion thereof into 61,640 common shares (the "Shares") of the Company at a price of $0.25 Cdn. per share in accordance with the policies of the Canadian Venture Exchange (the "Exchange").

The Shares will be subject to restrictions on resale until such time as the appropriate hold periods have been satisfied, which for residents of British Columbia are:

(i) In accordance with the Securities Act (British Columbia), the securities will be subject to a hold period of 12 months from the date of that the respective debts became due and must bear the legend required pursuant to Section 132 of the Securities Rules; and

(ii) In accordance with the policies of the Exchange, the securities will be subject to a hold period of four months from the date of issuance thereof and must bear the legend required pursuant to Section 4.3, Hold Period Legends, of Policy 3.2, Filing Requirements and Continuous Disclosure.

The aforesaid transaction is subject to acceptance by the applicable regulatory authorities.

Cadre Resources Ltd.

Per:

R. Page Chilcott, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.